FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number:  0-30852

GRUPO FINANCIERO GALICIA S.A.
(the “Registrant”)

Galicia Financial Group S.A.
(translation of Registrant’s name into English)

Tte. Gral. Juan D. Perón 456
(C1038AAJ)  Buenos Aires, Argentina
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

	FORM 6-K Commission File No. 0-30852

Month Filed	Event and Summary	Exhibit No.

April, 2011	Notice of Material Event, dated April 19, 2011, regarding notice sent to the Registrant by the Administración Nacional de Seguridad Social of its desire to exercise its right to vote in the election of directors and syndics at the Registrant’s ordinary shareholders’ meeting to be held on April 27, 2011.	99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A.
(Registrant)

Date: April 21, 2011	By:	/s/ Pedro Alberto Richards
		Name:	Pedro Alberto Richards
		Title:	General Manager